Exhibit 4.11
Arm Annual Bonus Plan Rules
Reward V4.0 – applicable from 1 April 2021 until any future revision is published
The Plan amends and restates previous versions of the Arm Annual Bonus Plan Rules.
1.Definitions
1.1In these Rules:
“Actual Bonus Percentage” means the actual percentage of each Participant’s Salary payable as a Bonus Award (before adjustments and reductions) for a Plan Period, based on performance against the applicable Performance Conditions set for the applicable Plan Period;
“Arm Group” means any or all as the context allows of the Company and any company the majority of whose voting shares is now or hereafter owned or controlled, directly or indirectly, by the Company, as applicable. A company shall be a subsidiary of the Company only for the period during which such control exists;
“Board” means the board of directors of Arm Limited or a duly authorized committee thereof from time to time;
“Bonus Award” means any cash bonus payable to a Participant under the Plan calculated as described in Rule 3.4.4;
“Business Unit” means a division or business unit of any member of the Arm Group or any subdivision thereof, in each case as determined by the Committee in its sole discretion;
“Cause” means the termination of a Participant’s employment as a result of such Participant’s (a) being convicted of any felony or criminal offense, in each case either resulting in a custodial sentence or involving a finding of fraud or dishonesty, or (b) committing an act or omission of wilful or gross misconduct and/or gross negligence in connection with the performance of such Participant’s duties in the course of his or her employment; provided, all initial determinations whether a termination of employment is for Cause shall be made by the Committee, in its sole discretion in good faith; provided, further, for the avoidance of doubt, in the event that an employment tribunal, court or any other regulatory body of competent jurisdiction finds that such Participant’s termination was unfair and/or unlawful, whether on a procedural or substantive basis, such termination shall not be for Cause;
“Change in Control” means (a) the sale of all or substantially all the assets of the Company to any corporation or other entity that is not a member of the SoftBank Group; (b) any merger, consolidation or acquisition of the Company with, by or into another corporation or other entity that is not a member of the SoftBank Group; or (c) any change in the ownership outside of the SoftBank Group in one or more related transactions of more than fifty percent (50%) of the voting capital stock of the Company (including, for the avoidance of doubt, the consummation of the NVIDIA Transaction);
“Committee” means the Executive Committee or another duly authorized committee of the Company;
“Company” means Arm Limited and its successors;
“Eligible Employee” means an employee of a member of the Arm Group;
“IoTP Group ” means Arm Cloud Services Limited, Arm Cloud Technology, Inc., Kigen (UK) Limited, Kigen Denmark ApS, Kigen South Africa Proprietary Limited, and all present and future direct or indirect subsidiaries of any of the foregoing;
“NVIDIA” means NVIDIA Corporation, NVIDIA International Holdings Inc., and any of their respective subsidiaries or controlled affiliates;
“NVIDIA Transaction” means the transactions contemplated by the Share Purchase Agreement, dated as of 13 September 2020, by and among NVIDIA Corporation, NVIDIA International Holdings Inc., Arm Limited, Softbank Group Capital Limited and SVF Holdco (UK) Limited;
“Participant” means an Eligible Employee (determined as of the applicable selection date for a Bonus Award) who has been selected by the Committee to participate in the Plan pursuant to Rules 2 and 3 and who has received a Bonus Award under the Plan which has not been forfeited pursuant to the Rules or otherwise;

“Performance Conditions” means any condition or conditions set for a Plan Period or a fiscal year of the Company under Rule 3.3;
“Plan” means this plan in its present form or as amended from time to time in accordance with these Rules;
“Plan Period” means the period determined by the Committee by reference to which Bonus Awards may be payable under the Plan;
“Qualifying Leaver” means a Participant employed by any member of the Arm Group as of such Participant’s Qualifying Leaver Date (if applicable) (a) whose employment is terminated on or after 1 April 2021 by a member of the Arm Group for any reason other than (i) Cause or (ii) any dismissal by reason of redundancy or any dismissal based on employee performance, in each case in the ordinary course of business, (b) who is subject to a Transferred Employment Event (SoftBank) from employment with a member of the Arm Group and (i) who is employed by a member of the SoftBank Group as of the end of the Plan Period that includes such Transferred Employment Event (SoftBank) or (ii) whose employment is terminated on or after 1 April 2021 but prior to the end of the Plan Period that includes such Transferred Employment Event (SoftBank) for any reason other than Cause, or (c) who is not a TD/IoTP Participant and who experiences a Transferred Employment Event (TD/IoTP) from employment with any member of the Arm Group or the SoftBank Group;
“Qualifying Leaver Date” means (a) with respect to each Eligible Employee whose employment by the Arm Group commenced on or prior to 1 April 2021, 1 April 2021 and (b) with respect to each Eligible Employee whose employment by the Arm Group commenced after 1 April 2021, such later date as may be approved by the Committee, if any;
“Rules” means these Arm Annual Bonus Plan Rules, as amended from time to time;
“Salary” in relation to a Bonus Award for a Plan Period, means the actual base salary paid to a Participant during that Plan Period. The actual base salary is calculated based on pro-rated days for each different rate of annual salary in effect during the Plan Period. Changes in base annual salary or hours worked during a Plan Period will change the actual base salary. For Participants who are part-time employees, the actual base salary is the pro-rated base annual salary in effect during the Plan Period. For those Participants on approved statutory leave (for example, maternity, sickness, paternity and parental leave based on local country practice) for any part of a Plan Period, the actual base salary will be calculated based on actual base salary prior to and following the leave and the base annual salary relating to the employees’ work hours during the leave period. For other periods of approved unpaid leave, the base salary may in some circumstances be reduced in consideration of the leave period. The leave period will be calculated as the number of working days, including public holidays, for any working week affected by the absence. All periods of unapproved absence will be taken into account when calculating the actual base salary during the Plan Period;
“SoftBank Group” means (a) SoftBank Group Corp. and its controlled subsidiaries and other controlled affiliates and (b) SVF and any affiliate thereof, or any alternative investment vehicle or similar entity established in relation thereto, and in each case, (i) “affiliate” shall be as defined in Rule 405 under the Securities Act of 1933, as amended, and (ii) the foregoing entities shall exclude any member of the Arm Group, the TD Group, or the IoTP Group;
“SVF” means SoftBank Vision Fund L.P. (“Vision Fund”), SoftBank Vision Fund II L.P. (“Vision Fund II”) or any successor fund established in relation to Vision Fund or Vision Fund II, the general partner, advisor or manager of which is a direct or indirect subsidiary of SoftBank Group Corp.;
“Target Bonus Percentage” means the target percentage of each Participant’s Salary which may be payable as a Bonus Award for a Plan Period, depending on the satisfaction of applicable Performance Conditions;
“TD Group” means Treasure Data, Inc., Treasure Data US LLC, and all present and future direct or indirect subsidiaries of either of the foregoing;
“TD/IoTP Participant” means a Participant who is employed by a member of the Arm Group (other than the TD Group or the IoTP Group, as applicable) who, as determined by the Committee in good faith, provides 80% or more of his/her employee services from 1 October 2020 to 31 March 2021 to, or for the primary benefit of, either the TD Group and its related business or the IoTP Group and its related business;
“Transferred Employment Event (TD/IoTP)” means, with respect to a Participant, the transfer of such Participant’s employment (whether by operation of law or by consent) to, or the assumption and/or continuation of such Participant’s employment by or with (in each case, whether directly or indirectly by virtue of a merger, consolidation, spin-off, contribution, acquisition, or other corporate transaction involving such Participant’s employer), any member of the TD Group or the IoTP Group; and
“Transferred Employment Event (SoftBank)” means, with respect to a Participant, the transfer of such Participant’s employment (whether by operation of law or by consent) to, or the assumption and/or continuation of such Participant’s employment by or with (in each case, whether directly or indirectly by virtue of a merger, consolidation, spin-off, contribution, acquisition, or other corporate transaction involving such Participant’s employer), any member of the SoftBank Group.
2.Administration
2.1Committee
2.1.1The Plan shall be administered by the Committee, which shall have the sole discretionary authority to interpret and administer the Plan and the Rules as it deems necessary or appropriate, and every power conferred on the Committee by these Rules may be exercised by the Committee in its sole discretion. To the extent permitted by applicable law, the Committee may delegate some or all of its authority with respect to the Plan and the Rules to any member of the Board or to an officer of the Company, with such delegation subject to the restrictions and limits that the Committee specifies at the time of such delegation or thereafter. Any action undertaken by any such member of the Board or officer of the Company in accordance with the Committee’s delegation of authority will have the same force and effect as if undertaken directly by the Committee, and any reference in the Plan and the Rules to the “Committee” will, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to each such member of the Board or officer of the Company.
2.1.2The Committee may, in the case of any Participant or Eligible Employee, operate the Plan subject to the terms of a special schedule (if any) to the Rules adopted by the Committee or any other provisions which the Committee notifies the Participant or Eligible Employee will apply.
2.1.3The interpretation or decision of the Board or the Committee made under, or in respect of any dispute relating to, the Plan, the Bonus Awards or the Rules will be final, conclusive, and binding on all Participants.
3.Determinations
3.1Start of Plan Period
At the start of each Plan Period, the Committee shall determine:
3.1.1whether the Plan will be operated in respect of that Plan Period;
3.1.2subject to Rule 5.1, which Eligible Employees may participate in the Plan;
3.1.3each such Participant’s Target Bonus Percentage for such Plan Period; and
3.1.4the Performance Conditions for such Plan Period,
and, in the absence of any such determination, the Plan shall not operate.
3.2Participation
Participation in the Plan will not, in any event, require any payment or repayment from a Participant.
3.3Performance Conditions
The Committee shall set Performance Conditions for each Plan Period for the whole Company, one or more Business Units, and/or individual Participants, as appropriate.
3.3.1The Committee, in its sole discretion, may amend or waive the Performance Conditions in whole or in part (a) in accordance with the terms specified in the Performance Conditions or (b) if events happen which cause the Committee to consider that (i) the amended Performance Conditions would be a fairer measure of performance and would be no more difficult to satisfy than the existing Performance Conditions or (ii) the existing Performance Conditions should be waived in whole or in part.

3.3.2The Committee reserves the right to withhold and/or reduce and/or cancel all or any part of the Bonus Award for any Participant in the event that the Committee considers that such Participant’s performance or conduct during the Plan Period warrants such action.
3.4End of Plan Period
As soon as practicable following the end of each Plan Period, the Committee shall:
3.4.1confirm the list of Participants, considering persons who have become Eligible Employees since the start of such Plan Period or thereafter as specified in Rule 5 and any action taken by the Committee under Rule 3.3.2;
3.4.2review the Company’s, a Business Unit’s and/or an individual Participant’s performance, as applicable, during such Plan Period and determine whether and to what extent the applicable Performance Conditions have been satisfied;
3.4.3determine each Participant’s Actual Bonus Percentage; and
3.4.4determine the Bonus Award payable to each Participant. The Bonus Award will be calculated using the Actual Bonus Percentage of the Participant’s Salary, adjusted as the Committee considers appropriate to take into account such Participant’s performance as against the Participant’s defined targets for the Plan Period or another period or to take any other factor into account as the Committee may think fit. The maximum Bonus Award that can be earned is two hundred percent (200%) of the target Bonus Award (based on the Target Bonus Percentage of the Participant’s Salary) plus any individual performance multiplier.
3.5Notification of Determinations
The Committee may make such notifications as it considers appropriate in respect of its determinations.
4.Payment of Bonus Award
4.1Notification of Bonus Award
4.1.1Subject to the Rules, as soon as practicable after making the determinations set forth in Rule 3.4, the Committee will provide notice to each Participant of such Participant’s earned Bonus Award (if any).
4.1.2If no Bonus Award is payable to any Participant, the Committee will make the appropriate notification.
4.2Payment
Any amount payable to a Participant in accordance with these Rules will:
4.2.1be paid by the Company (or if the Company is not the Participant’s employer, by that employer if the Company so determines) as soon as reasonably practicable and in all events, with respect to Participants who are U.S. citizens or residents, by March 15th of the calendar year following the calendar year in which the relevant Plan Period ends;
4.2.2be paid subject to the deduction of any amount that the payer is obliged by the law of any relevant jurisdiction to deduct from any such payment or for which the payer is so obliged to account, including without limitation income tax and social security contributions;
4.2.3not form part of the Participant’s remuneration for the purpose of determining eligibility for or entitlement to any benefit of employment including any pension or retirement benefit, life assurance, permanent health insurance or other similar benefit whether existing or subsequently; and
4.2.4be limited to such extent as the Committee may in its sole discretion determine by reason of any rule, regulation, guideline or other restriction issued by any governmental, quasi-governmental or regulatory body or anybody representing shareholders.
5.Special Provisions
5.1General Rule - Joining
Subject to the following provisions of this Rule 5, a person who becomes an Eligible Employee during the course of a Plan Period and who the Committee determines shall become a Participant will be eligible to receive a pro-

rated Bonus Award for such Plan Period. The pro-rated Bonus Award will be calculated by determining what the Participant’s full-year Bonus Award entitlement would have been under the applicable Performance Conditions and then making a pro-rata adjustment to such entitlement based on the portion of such Plan Period in which such Participant participated in the Plan.
5.2General Rule – Changes in Plans
The Committee, in its sole discretion and at any time within a Plan Period, may evaluate Performance Conditions and make changes to a Participant’s defined targets. In such case, such Participant’s Bonus Award shall be calculated based on the Committee’s evaluation, in its sole discretion, of what such Participant’s full-year Bonus Award entitlement would have been under the original Performance Conditions and what such Participant’s full-year Bonus Award entitlement would be under the new Performance Conditions, following which the Committee shall make an appropriate, holistic adjustment, as determined by the Committee in its sole discretion, to such Bonus Award based on each of the two entitlements.
5.3General Rule - Participation in Other Bonus Plans
5.3.1Any Participant who participates in an alternative salary-related bonus plan (for example, a sales commission plan) or arrangement with any member of the Arm Group shall not be eligible to receive a Bonus Award under this Plan for the same Plan Period.
5.3.2No Participant shall be eligible to participate in more than one annual bonus plan at the same time for any one Plan Period. For the avoidance of doubt, if a Participant becomes eligible to participate in an annual bonus plan sponsored and maintained by a Business Unit or by any member of the TD Group, the IoTP Group, or the SoftBank Group during a Plan Period and the obligations under this Plan for such Plan Period are assumed by such annual bonus plan on substantially the same terms and conditions, effective as of such assumption, such Participant shall not be eligible to receive a Bonus Award under this Plan for such Plan Period.
5.4General Rule – Termination of Employment
Except as otherwise provided in this Rule 5, a Participant must be continuously employed by a member of the Arm Group through the end of the applicable Plan Period in order to receive a Bonus Award for such Plan Period, and if a Participant ceases to be an Eligible Employee prior to the end of such Plan Period for any reason, such Participant shall immediately forfeit upon termination any and all entitlement to any portion of the Bonus Award for such Plan Period.
5.5Meaning of Ceasing to be an Employee
For the purposes of this Rule 5 but subject to Rule 5.3:
5.5.1A Participant will not be treated as ceasing to be an Eligible Employee (i) if such Participant becomes employed by another member of the Arm Group within seven days of such Participant’s leaving a member of the Arm Group or (ii) if such Participant voluntarily resigns from employment with a member of the Arm Group as part of any termination-and-subsequent-rehire process implemented by the Arm Group and structured as such Participant’s voluntary resignation and rehire.
5.5.2If a Participant is a Qualifying Leaver, such Participant will not be treated as ceasing to be an Eligible Employee for purposes of eligibility for a Bonus Award with respect to the Plan Period in which such Participant became a Qualifying Leaver. In such event, such Bonus Award shall be in an amount calculated by (a) determining what such Participant’s full-year Bonus Award entitlement would have been if such Participant had remained employed by a member of the Arm Group through the end of such Plan Period and then (b) making a pro-rata adjustment to such entitlement based on the portion of such Plan Period occurring before the date on which such Participant became a Qualifying Leaver and shall be payable as soon as administratively practicable following the end of such Plan Period (and in all events, with respect to Participants who are U.S. citizens or residents, by March 15th of the calendar year following the calendar year in which such Plan Period ends).
5.5.3Except as otherwise provided in Rule 5.5.2, (a) a Participant will be treated as ceasing to be an Eligible Employee (i) upon the termination of, or voluntary resignation from, such Participant’s employment by any member of the TD Group or the IoTP Group for any reason, and/or (ii) if employed by a member of either the TD Group or the IoTP Group, when such employing member of either the TD Group or the IoTP Group ceases to be a subsidiary of the Company, and (b) a TD/IoTP Participant will be treated as ceasing to be an Eligible Employee (i) upon such TD/IoTP Participant’s Transferred Employment Event (SoftBank) from employment by any member of the TD Group or the IoTP Group and/or (ii) such TD/IoTP Participant’s Transferred Employment Event (TD/IoTP).
6.Change in Control
6.1Change in Control
In the event of a Change in Control during a Plan Period, the Plan Period will end on the date of such Change in Control, and each Participant will receive a Bonus Award payment, payable as soon as administratively practicable following such Change in Control (and in all events, with respect to Participants who are U.S. citizens or residents, by March 15th of the calendar year following the calendar year of the consummation of such Change in Control) and calculated by determining what such Participant’s full-year Bonus Award entitlement would have been based on deemed maximum achievement of the applicable Performance Conditions through the date of the consummation of such Change in Control and then making a pro-rata adjustment to such entitlement based on the portion of such Plan Period occurring before the date on which such Change in Control is consummated.
6.2Special Rule for NVIDIA Transaction
Notwithstanding Rule 6.1, in the event of the consummation of the NVIDIA Transaction during a Plan Period, such Plan Period will end on the date of such consummation, and each Participant shall receive a Bonus Award payment, payable as soon as administratively practicable following the consummation of the NVIDIA Transaction (and in all events, with respect to Participants who are U.S. citizens or residents, by March 15th of the calendar year following the calendar year of the consummation of the NVIDIA Transaction). Such Bonus Award payment shall be in an amount calculated by (a) determining what such Participant’s full-year Bonus Award entitlement would have been based on actual achievement of the applicable Performance Conditions through, but excluding, the date on which the NVIDIA Transaction is consummated and then (b) making a pro-rata adjustment to such entitlement based on the portion of such Plan Period occurring before the date on which the NVIDIA Transaction is consummated.
7.General
7.1Transfers
A Participant must not transfer, pledge, encumber, assign or otherwise dispose of any Bonus Award or other benefits such Participant may expect to receive under the Plan, and in the event that a Participant purports to take such action (whether voluntarily or involuntarily), all of such Participant’s rights under the Plan will be forfeited.
8.Terms of employment
8.1For the purposes of this Rule 8, “Employee” means any Participant, any Eligible Employee or any other person.
8.2This Rule applies:
8.2.1whether the Company has full discretion in the operation of the Plan or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;
8.2.2during an Employee’s employment or employment relationship with a member of the Arm Group, the TD Group, the IoTP Group, or the SoftBank Group; and
8.2.3after the termination of an Employee’s employment or employment relationship with a member of the Arm Group, the TD Group, the IoTP Group, or the SoftBank Group, whether the termination is lawful or unlawful.
8.3Nothing in the Rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations of an Employee are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to or expectation of continued employment or a continued employment relationship.
8.4The operation of the Plan or grant of Bonus Awards on a particular basis in any year does not create any right to or expectation of the operation of the Plan or grant of Bonus Awards on the same basis, or at all, in any future year.

8.5No Employee is entitled to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate or to be considered for participation in any later operation of the Plan.
8.6Without prejudice to an Employee’s right to receive cash resulting from a Bonus Award subject to and in accordance with the express terms of the Rules and the Performance Conditions, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Bonus Award or the Plan. Any and all discretions, decisions or omissions relating to the Bonus Award or the Plan may operate to the disadvantage of the Employee, even if this could be regarded as capricious, or could be regarded as in breach of any implied term between the Employee and such Employee’s employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this Rule.
8.7No Employee has any right to compensation for any loss in relation to the Plan, including:
8.7.1any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);
8.7.2any exercise of a discretion or a decision taken in relation to a Bonus Award or to the Plan, or any failure to exercise discretion or make a decision; or
8.7.3the operation, suspension, termination or amendment of the Plan.
9.General
9.1Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of the Rules, including in particular this Rule. By participating in the Plan, a Participant waives all rights under the Plan, other than the right to receive cash subject to and in accordance with the express terms of the Rules and the Performance Conditions, in consideration for, and as a condition of, participating in the Plan.
9.2The Plan and the Rules (as varied from time to time) supersede any prior terms, term sheets, provisions of offer letters or employment contracts and any versions of the overview of the Plan or the Rules communicated to Eligible Employees or Participants.
9.3The Plan, each Bonus Award, the Rules and any disputes or claims arising out of or in connection with it or them or its or their subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.
9.3.1Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with the Plan, a Bonus Award, the Rules or its or their subject matter or formation (including non-contractual disputes or claims).
9.4Nothing in this Plan, whether express or implied, shall confer any benefit, right or expectation on a person who is not a Participant. No such third party shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan except where such rights arise under any rule of the Plan for any employer or former employer of a Participant which is not a party. This does not affect any right or remedy of a third party which exists, or is available, apart from the Contracts (Rights of Third Parties) Act 1999.
9.5Each of the provisions of these Rules is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these Rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.
10.Amendments and Termination
10.1Amendment of the Plan
The Board or the Committee may delete, alter or add to any of the provisions of the Plan in any respect at any time unilaterally and without the consent of any Participant.

10.2Termination of the Plan
The Board or the Committee may terminate the Plan at any time. If the Plan is terminated during a Plan Period, such termination will not affect the operation of the Plan for the rest of such Plan Period and Bonus Awards may be determined and paid under Rules 3 and 4.